UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2010

Commission File Number: 000-51469

BAIDU, INC.
Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.
By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Chief Executive Officer

Date: January 11, 2010

Exhibit Index
Exhibit 99.1—Press Release

Exhibit 99.1
Baidu Announces Management Changes
BEIJING, January 8, 2010 — Baidu, Inc. (Nasdaq: BIDU), the leading Chinese language Internet search provider, today announced several changes in senior management.
Mr. Haoyu Shen, vice president of business operations, has been promoted to senior vice president.
Mr. Zhan Wang, senior director of business products, has been promoted to vice president.
Baidu also announced the resignation of Chief Operating Officer Dr. Peng Ye. Dr. Ye’s resignation is due to personal reasons and is effective as of the date of this announcement.
Haoyu Shen joined Baidu in 2007 and has led the planning and execution of the company’s search engine marketing platform and associated business alliances. Zhan Wang joined Baidu in 2000 and has been a key driver of the company’s commercial product developments.
“Haoyu and Zhan have proven track records in driving our business success and I am excited to see them make further contributions in their expanded roles,” said Robin Li, Baidu’s chairman and chief executive officer.
“We thank Peng for his contributions to the company over the last two years and wish him all the best in his future endeavors,” Mr. Li added.
About Baidu
Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ Global Select Market under the symbol “BIDU.”
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Among other things, quotations from management in this announcement contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward- looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in

China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of January 6th, 2010, and Baidu undertakes no duty to update such information, except as required under applicable law.
For investor inquiries please contact:
In China:
Mr. Victor Tseng
Baidu, Inc.
Tel: +86-10-5992-7244
Email: ir@baidu.com
Ms. Cynthia He
Brunswick Group LLC
Tel: +86-10-6566-9504
Email: che@brunswickgroup.com
In the U.S.:
Ms. Kate Tellier
Brunswick Group LLC
Tel: +1-212-333-3810
Email: ktellier@brunswickgroup.com